
September 8, 2010

Ronald Baron
Chief Financial Officer
Citizens Bancorp of Virginia, Inc.
126 South Main Street
Blackstone, VA 23824

> **Re:** **Citizens Bancorp of Virginia, Inc.**
> **Form 10-K**
> **Filed March 31, 2010**
> **File No. 000-50576**

Dear Mr. Baron:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

December 31, 2009 Form 10-K

Asset Quality – Allowance and Provision for Loan Losses, page 30

1. Please revise future filings to provide a breakdown, in tabular form, of your impaired and non-accrual loans by loan type.

2. On page F-8 you state that the accrual of interest on commercial and real estate loans is generally discontinued when loans become 90 days delinquent or when, in management's judgment, the full collection of principal and interest is uncertain. You also state that you consider a loan to be impaired when it is improbable that the Company will be able to collect all amounts due according to the contractual terms of the loan agreement. On page 31, you disclose that at December 31, 2009 you had $6.1 million of impaired loans

and that $2.9 million were still accruing interest because the loans were not 90 days past due. Considering your definition of an impaired loan (improbable you will collect contractual amounts due) and your disclosed accrual policies (stop accruing when full collection of principal and interest in uncertain), please tell us how you determined that it was appropriate to continue to accrue interest on these loans. Specifically, tell us why you believe the interest was collectible and provide us any accounting or regulatory guidance that supports the accrual of interest on these loans.

3. Please revise to describe how you determined that $2,033,000 of loans that are on non-accrual status should not be considered impaired. Tell us if/how your allowance for loans losses would have changed if you had considered the loans to be impaired.

Note 1. Summary of Significant Accounting Policies, page F-9

4. Please revise future filings to disclose your charge-off policies by loan type. Please discuss the triggering events or other facts and circumstances that impact your decision to charge-off all or a portion of a loan.

5. Please revise future filings to disclose your non-accrual policies by loan type.

Note 2. Securities, page F-15

6. Please revise future filings to segregate your disclosure of mortgage-backed securities based on the credit risk of the securities. For example, consider disclosing non-agency collateralized mortgage obligations separately.

June 30, 2010 Form 10-Q

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview and Recent Developments, page 18

7. You disclose that the majority of the increase in loans past due 90 days and still accruing was the result of one commercial credit that made a payment effective July 1, 2010. Please revise future filings to state whether this payment was for the full amount due, including past accrued interest, whether the loan was well secured and describe any notable risk elements and why you believe accrual of interest on this loan is appropriate.

8. Please revise future filings to provide a qualitative discussion about the amount of charge-off's recorded for the periods presented. Specifically discuss past and expected trends.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-13494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief